SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Atlas Resource Partners, L.P.

(Name of Issuer)

Common units representing limited partner interests

(Title of Class of Securities)

04941A101

(CUSIP Number)

July 25, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04941A101

1	Name of Reporting Person: R/C Energy IV TGP Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 7,593,798

	6	Shared Voting Power 0

	7	Sole Dispositive Power 7,593,798

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,593,798

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9)(1) 19.0%

12	Type of Reporting Person PN

(1)           Percentage of class calculated based upon an aggregate 36,069,779 common units outstanding as of July 25, 2012 and  3,796,899 preferred units held by the reporting persons as of July 25, 2012.  Each preferred unit is convertible at the holder’s option into a number of common units equaling $26.03 plus any accrued dividend in respect of such unit divided by $26.03, at any time on or before July 25, 2015.  Any preferred units not previously converted will convert into common units on July 25, 2015.

CUSIP No. 04941A101

1	Name of Reporting Person: Riverstone/Carlyle Energy Partners IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 7,593,798

	6	Shared Voting Power 0

	7	Sole Dispositive Power 7,593,798

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,593,798

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9)(1) 19.0%

12	Type of Reporting Person PN

(1)           Percentage of class calculated based upon an aggregate 36,069,779 common units outstanding as of July 25, 2012 and  3,796,899 preferred units held by the reporting persons as of July 25, 2012.  Each preferred unit is convertible at the holder’s option into a number of common units equaling $26.03 plus any accrued dividend in respect of such unit divided by $26.03, at any time on or before July 25, 2015.  Any preferred units not previously converted will convert into common units on July 25, 2015.

CUSIP No. 04941A101

1	Name of Reporting Person: R/C Energy GP IV, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 7,593,798

	6	Shared Voting Power 0

	7	Sole Dispositive Power 7,593,798

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,593,798

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9)(1) 19.0%

12	Type of Reporting Person OO

(1)           Percentage of class calculated based upon an aggregate 36,069,779 common units outstanding as of July 25, 2012 and  3,796,899 preferred units held by the reporting persons as of July 25, 2012.  Each preferred unit is convertible at the holder’s option into a number of common units equaling $26.03 plus any accrued dividend in respect of such unit divided by $26.03, at any time on or before July 25, 2015.  Any preferred units not previously converted will convert into common units on July 25, 2015.

Item 1(a).	Name of Issuer: Atlas Resource Partners LP (the “Issuer”).
Item 1(b).	Address of Issuer’s Principal Executive Offices: Park Place Corporate Center One 1000 Commerce Drive, 4th Floor Pittsburgh, PA 15275

Item 2(a).

Names of Persons Filing:
Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  This statement is filed on behalf of R/C Energy IV TGP Holdings, L.P. (“TGP Holdings”); Riverstone/Carlyle Energy Partners IV, L.P. (“TPG Holdings GP”); and R/C Energy GP IV, LLC (“Ultimate GP”).

Item 2(b).	Address or Principal Business Office or, if none, Residence: The address and principal business office of the C/R Reporting Persons is: 712 Fifth Avenue, 51st Floor New York, NY 10019
Item 2(c).	Citizenship: TGP Holdings is a Delaware limited partnership. TGP Holdings GP is a Delaware limited partnership. Ultimate GP is a Delaware limited liability company.
Item 2(d).	Title of Class of Securities: Common units representing limited partner interests (“Common Units”) in the Issuer.
Item 2(e).	CUSIP Number: 04941A101

Item 3.	If this statement is filed pursuant to rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership:
1. TGP Holdings
a.	Amount beneficially owned: 7,593,798
b.	Percent of class: 19.0%
c.	Number of units as to which the person has:
	i.	Sole power to vote or to direct the vote: 7,593,798
	ii.	Shared power to vote or to direct the vote: 0
	iii.	Sole power to dispose or to direct the disposition of: 7,593,798
	iv.	Shared power to dispose or to direct the disposition of: 0
2. TGP Holdings GP
a.	Amount beneficially owned: 7,593,798
b.	Percent of class: 19.0%
c.	Number of units as to which the person has:

	i.	Sole power to vote or to direct the vote: 7,593,798
	ii.	Shared power to vote or to direct the vote: 0
	iii.	Sole power to dispose or to direct the disposition of: 7,593,798
	iv.	Shared power to dispose or to direct the disposition of: 0
3. Ultimate GP
a.	Amount beneficially owned: 7,593,798
b.	Percent of class: 19.0%
c.	Number of units as to which the person has:
	i.	Sole power to vote or to direct the vote: 7,593,798
	ii.	Shared power to vote or to direct the vote: 0
	iii.	Sole power to dispose or to direct the disposition of: 7,593,798
	iv.	Shared power to dispose or to direct the disposition of: 0

TGP Holdings is the record owner of 3,227,364 Common Units and 3,227,364 preferred units representing limited partner interests (“Preferred Units”) in the Issuer.  Each Preferred Unit is convertible at the holder’s option into a number of Common Units equaling $26.03 plus any accrued dividends in respect of such unit divided by $26.03, at any time on or before July 25, 2015.  Any Preferred Units not previously converted will convert into Common Units on July 25, 2015.  In addition, TGP Holdings beneficially owns 569,535 Common Units and 569,535 Preferred Units that are held by an escrow agent pursuant to an Escrow Agreement dated July 25, 2012, pending the completion of certain indemnification obligations of TGP Holdings.

TGP Holdings GP is the general partner of TGP Holdings and does not directly own any of the Common Units or Preferred Units.  By virtue of being the general partner of TGP Holdings, however, TGP Holdings GP may be deemed to possess shared voting and dispositive powers with respect to the aggregate 7,593,798 Common Units and Preferred Units owned by TGP Holdings. Ultimate GP does not own directly own any Common Units or Preferred Units. By virtue of being the general partner of the general partner of TGP Holdings, however, Ultimate GP may be deemed to possess shared voting and dispositive powers with respect to the aggregate 7,593,798 Common Units and Preferred Units owned by TGP Holdings.

Ultimate GP is managed by a managing board. Pierre F. Lapeyre, Jr., David M. Leuschen, Andrew W. Ward, Michael B. Hoffman, Lord John Browne, N. John Lancaster, Daniel A. D’Aniello and Edward J. Mathias, as members of the managing board of Ultimate GP may be deemed to possess voting and dispositive powers with respect to the aggregate 7,593,798 Common Units and Preferred Units owned by TGP Holdings. Such individuals expressly disclaim any beneficial ownership over such Common Units and Preferred Units.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2012	R/C ENERGY IV TGP HOLDINGS, L.P.
	By:	Riverstone/Carlyle Energy Partners IV,
L.P., its general partner
	By:	R/C Energy GP IV, LLC, its general partner

	By:	/s/ Tom Walker
	Name:	Tom Walker
	Title:	Managing Director

RIVERSTONE/CARLYLE ENERGY
PARTNERS IV, L.P.
	By:	R/C Energy GP IV, LLC, its general partner

	By:	/s/ Tom Walker
	Name:	Tom Walker
	Title:	Managing Director

R/C ENERGY GP IV, LLC

	By:	/s/ Tom Walker
	Name:	Tom Walker
	Title:	Managing Director

[Signature Page – Schedule 13G]